UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)

SMITH MICRO SOFTWARE, INC.
(Name of Issuer)
Common Stock, $0.001 par value
(Title of Class of Securities)
832154108
(CUSIP Number)
December 31, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)
Page 1 of 5 Pages

CUSIP No. 832154108	13G	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS: William W. Smith, Jr.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

USA

	5	SOLE VOTING POWER:

NUMBER OF		2,449,115 shares

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0 shares

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,449,115 shares

WITH:	8	SHARED DISPOSITIVE POWER:

0 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,449,115 shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

8.6%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

Page 3 of 5 Pages

Item 1. (a)	NAME OF ISSUER

Smith Micro Software, Inc.

Item 1. (b)	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

51 Columbia, Suite 200, Aliso Viejo, CA 92656

Item 2. (a)	NAME OF PERSON FILING:

William W. Smith, Jr.

Item 2. (b)	ADDRESS OF PRINCIPAL OFFICE

51 Columbia, Suite 200, Aliso Viejo, CA 92656

Item 2. (c)	CITIZENSHIP:

USA

Item 2. (d)	TITLE OF CLASS OF SECURITIES:

Common Stock, $0.001 par value

Item 2. (e)	CUSIP NUMBER:

832154108

Item 3.	Not applicable.

Item 4.	OWNERSHIP
     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount Beneficially Owned:

2,449,115 shares

Page 4 of 5 Pages

(b)	Percent of Class:

8.6%

(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote:

2,449,115 shares

	(ii)	Shared power to vote or to direct the vote:

0 shares

	(iii)	Sole power to dispose or to direct the disposition of:

2,449,115 shares

	(iv)	Shared power to dispose or to direct the disposition of:

0 shares

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON
     Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY
     Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
     Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF THE GROUP
     Not applicable.

Page 5 of 5 Pages

Item 10.	CERTIFICATION
     Not applicable.
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2007	/s/ William W. Smith, Jr.
William W. Smith, Jr.